                                        FORM 6-K

                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549


                                REPORT OF FOREIGN ISSUER

                          Pursuant to Rule 13a-16 or 15d-16 of
                          the Securities Exchange Act of 1934


                                       6 May 2003



                                  PREMIER FARNELL PLC
                                  --------------------



                                  PREMIER FARNELL PLC
                                  -------------------
                     (Translation of registrant's name in English)

                           Armley Road, Leeds, West Yorkshire
                                   LS12 2QQ, England

                        (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    X            Form 40-F
                                        -                      ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No  X
                               ---                       -

  If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........




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                                       SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  PREMIER FARNELL PLC
                                                      (Registrant)


         Date: May 6, 2003                        By: /s/ Steven John Webb
                                                      --------------------
                                                  Steven John Webb
                                                  Group Company Secretary and
                                                  General Counsel







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                                      SCHEDULE 10

                       NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

-------------------------------------------------------------------------------------------------------------------------
1.   NAME OF COMPANY                                     2.  NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     PREMIER FARNELL PLC                                     THE CAPITAL GROUP COMPANIES, INC. ON BEHALF OF ITS
                                                             AFFILIATES, INCLUDING CAPITAL RESEARCH AND MANAGEMENT
                                                             COMPANY, CAPITAL INTERNATIONAL INC. AND CAPITAL GUARDIAN
                                                             TRUST COMPANY
-------------------------------------------------------------------------------------------------------------------------

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3.   PLEASE STATE WHETHER NOTIFICATION INDICATES THAT    4.  NAME OF THE REGISTERED HOLDER(S) AND, IF MORE THAN ONE
     IT IS IN RESPECT OF HOLDING OF THE SHAREHOLDER          HOLDER, THE NUMBER OF SHARES HELD BY EACH OF THEM
     NAMED IN 2 ABOVE OR IN RESPECT OF A NON-BENEFICIAL
     INTEREST OR IN THE CASE OF AN INDIVIDUAL HOLDER         Chase Nominees Limited               17,604,213
     IF IT IS A HOLDING OF THAT PERSON'S SPOUSE OR           Midland Bank plc                        391,300
     CHILDREN UNDER THE AGE OF 18                            Nortrust Nominees                       295,400
                                                             State Street Nominees Ltd                40,000
     IN RESPECT OF NON-BENEFICIAL HOLDINGS OF THE            JPM Nominees   Ltd                       43,100
     SHAREHOLDERS NAMED IN 2 ABOVE.

---------------------------------------------------------------------------------------------------------------------------

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5.   NUMBER OF              6.  PERCENTAGE OF ISSUED     7.  NUMBER OF SHARES/AMOUNT   8.  PERCENTAGE OF ISSUED CLASS
     SHARES/AMOUNT OF           CLASS                        OF STOCK DISPOSED
     STOCK ACQUIRED

     NOT DISCLOSED              NOT DISCLOSED                N/A                           n/a

-------------------------------------------------------------------------------------------------------------------------

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9.  CLASS OF SECURITY                                    10. DATE OF TRANSACTION       11.  DATE COMPANY INFORMED

    ORDINARY SHARES OF 5P EACH                               NOT DISCLOSED                  5 MAY 2003

-------------------------------------------------------------------------------------------------------------------------

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12.  TOTAL HOLDING FOLLOWING THIS NOTIFICATION           13. TOTAL PERCENTAGE HOLDING OF ISSUED CLASS FOLLOWING THIS
                                                             NOTIFICATION

     18,374,013                                              5.070%

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14.  ANY ADDITIONAL INFORMATION                          15. NAME OF CONTACT AND TELEPHONE NUMBER FOR QUERIES
                                                             STEVEN WEBB
                                                             COMPANY SECRETARY
                                                             PREMIER FARNELL PLC
                                                             150 ARMLEY ROAD
                                                             LEEDS
                                                             LS12 2QQ
                                                             TEL. 0113 387 5277

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






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

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16.   NAME AND SIGNATURE OF AUTHORISED COMPANY OFFICIAL RESPONSIBLE FOR MAKING THIS NOTIFICATION

      STEVEN WEBB
      COMPANY SECRETARY

-------------------------------------------------------------------------------------------------------------------------

DATE OF NOTIFICATION:  6 MAY 2003

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










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